PACIFIC DRILLING S.A.
EXTRAORDINARY GENERAL MEETING FOR HOLDERS AS OF 11/13/14
TO BE HELD ON 11/24/14

Your vote is important. Thank you for voting.

Read the Proxy Statement and have the voting instruction form below at hand. Please note that the telephone and Internet voting turns off at 12:00 p.m. ET on November 21, 2014.

To vote by Internet

1) Go to website www.proxyvote.com.
2) Follow the instructions provided on the website.

To vote by Telephone

1) Call 1-800-454-8683.
2) Follow the instructions.

To vote by Mail

1) Check the appropriate boxes on the voting instruction form below.
2) Sign and date the voting instruction form.
3) Return the voting instruction form in the envelope provided.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M79615-S25778

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting. The following material is available at www.proxyvote.com:
Proxy Statement

PLEASE "X" HERE ONLY IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐

The Board of Directors recommends you vote FOR the following proposals:	**For**	**Against**	**Abstain**
1. Approval of the Share Repurchase Program to be implemented (i) by using the available free reserves of the Company from its share premium account, (ii) in compliance with and for all purposes allowed by applicable laws, regulations including and/or market practices whether in Luxembourg - and in all cases in accordance with the objectives, conditions and restrictions provided by the Companies Law, the terms of a Rule 10b5-1 Plan approved by the Board and (iii) by authorizing the Board - as they deem appropriate within the granted authorizations - within a period from November 24, 2014 until May 20, 2016 to acquire on the open market or otherwise by all means on one or several occasions, the Repurchase Shares in accordance with the Share Repurchase Program Terms and Conditions.	☐	☐	☐
2. Authorization and empowerment of the Board of Directors, the Chief Executive Officer, Chief Financial Officer, and any other officer of the Company be, and each of them hereby is, in the name and on behalf of the Company and/or give mandate to financial institutions and/or broker - dealers to be commissioned by the Board of Directors when relevant, to take or cause to be taken any and all actions which they or he may deem necessary, appropriate, convenient or desirable in theirs or his sole opinion to implement the resolutions to be adopted on the basis of the present agenda accordance with the provisions of Luxembourg law and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange (i) to implement the Share Repurchase Program (i.e. to proceed with the acquisition of the Repurchase Shares) on one or more occasions up to the limits and under the Share Repurchase Program Terms and Conditions, (ii) to take such additional actions as it or he deems necessary or expedient in its or his absolute discretion from time to time in connection with and for the purposes and intent of the Share Repurchase Program and in particular to disclose, disseminate, certify, deliver, file, notify and/or record (when relevant) any pertaining information and/ or press releases authorities (including, without limitation, the Luxembourg and Securities and Exchange Commission and the New York Stock Exchange) and/or with specialized financial media and more generally (iii) to do whatever is necessary, useful or desirable in its or his sole opinion - however within the Share Repurchase Program.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date